082-03116

GREAT QUEST
METALS LTD.

[redacted]

09045091

December 24, 2008

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on December 24, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

PROCESSED
JAN 16 2009
THOMSON REUTERS

/jn
enclosure

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

2009 JAN 12 A 7:54

December 24, 2008

Great Quest Granted Extension to January 31, 2009 on the Exercise of Tilemsi Phosphate Acquisition

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce that the Company, along with its Partner Mali Mining House SA, has been granted an extension to January 31, 2009 on the requirement to post the $1.5 million purchase price to acquire the Tilemsi phosphate project. Originally, as announced on November 24, 2008, the Company was given until December 15, 2008. Great Quest had requested the extension due to the volatility of the markets and the general difficult financing situation for mineral exploration companies during the current global slowdown of economic activity.

The Tilemsi project, in eastern Mali, consists of three agricultural phosphate deposits, which, aligned from northwest to southeast, include the Tamaguilelt, Chanamaguel and Tin Hina. The Tamaguilelt is located 105 kilometres northeast of the town of Bouram which is on the east side of the Niger River, 95 km north of the regional centre of Gao. The project also includes a former producing plant in Bouram which was designed to produce 36,000 tonnes of phosphate rock per year.

The reported historical resources of Tamaguilelt, first documented by A. Allon (1959) and confirmed by various studies, consist of 11,302,000 tonnes at an average of 27% of P_2O_5. As the mineral resource study predates NI 43-101, it must be declared that a qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

The operation consists of mining the phosphate rock, transporting it 100 km to Bouram on the Niger river, pulverizing it, bagging it and selling it for fertilizer. The current market price is at $250 per tonne. A more detailed description of the Tilemsi phosphate project can be viewed on our website at www.greatquest.com.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.**

"Willis W. Osborne"

Willis W. Osborne
President

For additional information please contact:

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:

George Butterworth:	604-689-2882
Toll Free:	877-325-3838

END